FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA TO PRESENT NEW DATA FROM ITS BROAD PORTFOLIO IN WIDE RANGE OF PATIENT POPULATIONS AT THE AMERICAN DIABETES ASSOCIATION 74TH SCIENTIFIC SESSIONS®

43 abstracts on approved products and an investigational compound accepted for presentation

First data from Phase III trial of saxagliptin/dapagliflozin combination presented as a late-breaker

First six-year, open-extension to the DURATION-1 trial examining the efficacy and tolerability of exenatide will be presented

AstraZeneca today announced that 43 abstracts reporting results of the company's research and development in diabetes have been accepted for presentation at the 74th Scientific Sessions® of the American Diabetes Association (ADA) in San Francisco, 13-17 June 2014. Clinical data from studies evaluating multiple approved products, including Forxiga® (dapagliflozin, marketed in the US as Farxiga™), Bydureon® (exenatide extended-release for injectable suspension) and Onglyza® (saxagliptin), as well as the investigational combination of saxagliptin and dapagliflozin, demonstrate AstraZeneca's continued commitment to addressing unmet medical needs across a wide spectrum of type 2 diabetes patients in different stages of the disease.

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "The robust scientific data that will be presented at ADA further strengthen our broad innovative portfolio that spans the entire spectrum of non-insulin anti-diabetic treatments. Our continued focus on advancing scientific knowledge reinforces our long-term commitment to diabetes, a core strategic area for us and an important platform for returning AstraZeneca to growth."

"Diabetes is a progressive and complex disease which demands combination approaches to further improve patient care," said Briggs Morrison, MD, Executive Vice President, Global Medicines Development & Chief Medical Officer, AstraZeneca. "Our data accepted for presentation at this year's ADA, including trials evaluating our medicines in patients with significant comorbidities and in combination with other anti-diabetic agents, reflect AstraZeneca's efforts to provide these treatment options that address the needs of patients at different stages of the disease."

Notable data on an AstraZeneca investigational compound at ADA include:
•           A late-breaker of the first presentation of Phase III data evaluating the investigational combination of saxagliptin/dapagliflozin as a dual add-on therapy in adult patients with type 2 diabetes who were inadequately controlled on metformin, the top-line results of which were announced in May. Results being presented at ADA, and published in the abstract available in Diabetes, include secondary outcome measures on body weight and efficacy.
             (#127-LB, Sunday, 15 June, 12:00 PM PDT)[i]

Notable data on approved AstraZeneca products at ADA include:

• An analysis from nine double-blind, placebo-controlled trials evaluating the safety of dapagliflozin in elderly patients (#269-OR, Monday, 16 June, 9:30 AM PDT)[ii]
•           An analysis from three randomised controlled trials examining the effect of exenatide extended-release for injectable suspension on daily blood glucose variability compared with basal insulin (#997-P, Saturday, 14 June, 11:30
             AM PDT)[iii]

• A sub-group analysis from the SAVOR trial examining the effect of saxagliptin on renal outcomes (#544-P, Saturday, 14 June, 11:30 AM PDT)[iv]
• An analysis from two double-blind, placebo-controlled trials evaluating the effects of dapagliflozin on systolic blood pressure (#1033-P, Sunday, 15 June, 12:00 PM PDT)[v]
• A sub-group analysis from the SAVOR trial examining the effect of saxagliptin in elderly patients from the study population (#1057-P, Sunday, 15 June, 12:00 PM PDT)[vi]
• An open-ended extension to the DURATION-1 trial examining the efficacy and tolerability of exenatide once-weekly over six years (#964-P, Saturday, 14 June, 11:30 AM PDT)[vii]
• An analysis from five placebo-controlled trials examining the effects of saxagliptin on β-cell function in patients with latent autoimmune diabetes (#152-OR, Sunday, 15 June, 8:45 AM PDT)[viii]

The complete list of AstraZeneca data presentations can be accessed on the ADA website here.

CONTACTS

Media Enquiries
Esra Erkal-Paler                                           +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                                         +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                                         +44 20 7604 8034 (UK/Global)
Jacob Lund                                                  +46 8 553 260 20 (Sweden)
Michele Meixell                                           + 1 302 885 6351 (US)
Investor Enquiries
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Jens Lindberg                                              +44 20 7604 8414                                           mob: +44 7557 319729

[i] Rosenstock, J., et al. "Dual Add-On Therapy in Poorly Controlled Type 2 Diabetes on Metformin: Randomized, Double-Blind Trial of Saxagliptin+Dapagliflozin vs Saxagliptin and Dapagliflozin Alone." American Diabetes Association Scientific Sessions 2014. Abstract #127-LB.
[ii] Mansfield, T., et al. "Dapagliflozin is Safe and Well-tolerated in Older patients with T2DM." American Diabetes Association Scientific Sessions 2014. Abstract #269-OR.
[iii] Vora, J., et al. "Daily Blood Glucose Variability With Exenatide Once-Weekly Vs Basal Insulin in 3 RCTs." American Diabetes Association Scientific Sessions 2014. Abstract #997-P.

[iv] Mosenzon, O., et al. "Effect of Saxagliptin on Renal Outcomes." American Diabetes Association Scientific Sessions 2014. Abstract #544-P.
[v] Weber, M., et al. "Dapagliflozin Lowered Ambulatory Blood Pressure in Patients With T2DM and Hypertension Inadequately Controlled by a Renin-Angiotensin System Blocker With or Without Another Agent." American Diabetes Association Scientific Sessions 2014. Abstract #1033-P.
[vi] Leiter, L., et al. "Efficacy and Safety of Saxagliptin in Older Participants in the SAVOR-TIMI 53 Trial." American Diabetes Association Scientific Sessions 2014. Abstract #1057-P.

[vii] Henry, R., et al. "An open-ended extension to the DURATION-1 trial examining the efficacy and tolerability of exenatide once-weekly over six years." American Diabetes Association Scientific Sessions 2014. Abstract #964-P.

[viii] Pozzilli P., et al. "Saxagliptin Increases β-Cell Function and Improves HOMA Index in Patients with Latent Autoimmune Diabetes in Adults." American Diabetes Association Scientific Sessions 2014. Abstract #152-OR.

11 June 2014

-ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 June 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary